Annual Shareholder Meeting Results:
The Funds held their joint annual meeting of shareholders on December 14, 2010. Common/Preferred shareholders voted as indicated below:

								Withheld
					Affirmative 		Authority
New York Municipal II
Re-election of Paul Belica
Class II to serve until 2013 		 9,286,133 		  377,955
Election of James A. Jacobson*
Class II to serve until 2013 			 -			-
Election of Alan Rappaport
Class I to serve until 2012 		 9,369,378 		  294,710

The other members of the Board of Trustees at the time of the meetings, namely Messrs. Hans W. Kertess*, John C. Maney+, and William B. Ogden IV, continued to serve as Trustees of the Funds.

* Preferred Shares Trustee
+ Interested Trustee